Filed by The Mead Corporation
                         pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rule 14a-12 under
                                           the Securities Exchange Act of 1934
                                        Subject Company:  The Mead Corporation
                                                    Commission File No. 1-2267




The following slides were included in the Investor Relations Slide Presentation on November 1, 2001 prepared jointly by The Mead Corporation and Westvaco Corporation (the remaining slides in the Presentation have been previously filed by The Mead Corporation):

SHARPEN BUSINESS FOCUS

Focus on businesses meeting strict parameters for strategic fit, growth and financial returns

|X| Assets not meeting criteria will be restructured, sold or closed

|X|      Such assets may include:
         --   Selected containerboard operations
         --   Non-strategic woodlands
         --   Selected paper operations
         --   Envelope business

|X|      Take appropriate action within 12 months

MeadWestvaco                                                        Slide 11


Events Since Merger Announcement


MEAD


|X| Announced planned closing of consumer and office products Atlanta plant

|X| Announced planned closing of printing & writing paper mill as part of divestiture of Gilbert Paper

|X| Announced sale of a small business unit of consumer and office products which produced creative coloring products

WESTVACO

|X| Announced planned closing of paper mill, including 2 paper machines, in Tyrone, PA

|X| Announced restructuring of consumer packaging operations including closing of two plants in Richmond, VA, and Memphis, TN

|X| Announced other restructuring and right-sizing actions which, in combination with the above items, will lead to an estimated $65 million pretax charge against fiscal 4Q01 earnings and about $60 million a year in pretax annual savings

MeadWestvaco                                                        Slide 14

OBSERVATIONS

|X|      Packaging powerhouse
          -- Combine systems & design capabilities
          -- Broad range of substrates
          -- Impressive, low-cost facilities

|X|      Leveraging organic growth
          -- Product development
          -- Materials, design, processes

|X|      Forest productivity

|X|      ERP: common system

|X|      Integration teams: will & skill

MeadWestvaco                                                        Slide 15


                           Additional Information

The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's website (http://www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention:
John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco stockholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Mead's Current Reports on Form 8-K filed with the SEC on October 18, 2001.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each company's reports filed with the SEC.


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